EXHIBIT 99.2

1440 Chapin Avenue, Suite 310 Burlingame, California 94010 650/340-1888 Fax: 650/696-3929

December 17, 2014

Lee G. Beaumont

2090 Centro Street, East

Tiburon, California 94920

Re:   Letter dated December 5, 2014

Dear Mr. Beaumont:

I am writing on behalf and at the direction of the Board of Directors of AeroCentury Corp. (the “Company”) in response to your letter dated December 5, 2014.  The Board of Directors has reviewed your letter together with legal counsel.

After discussion and deliberation, the Board of Directors has concluded that it would not be in the best interests of the Company or its stockholders to engage in discussions with you at this time regarding the proposal described in your letter. The Board of Directors has determined that continuing to implement the Company’s long-term corporate strategy, objectives and business plan is the best way to increase stockholder value going forward.

Sincerely,

THE BOARD OF DIRECTORS OF AEROCENTURY CORP.

/s/ Neal Crispin
Neal Crispin
Chairman of the Board

cc:  Timothy J. Harris, Morrison & Foerster LLP